INVENTERGY GLOBAL, INC.

900 E. Hamilton Avenue #180

Campbell, CA 95008

September 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Larry Spirgel

Re:	Inventergy Global, Inc.

Registration Statement on Form S-1/A filed September 9, 2016

File No. 333-211211

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inventergy Global, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Friday, September 16, 2016, or as soon as practicable thereafter.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph W. Beyers
Name: Joseph W. Beyers
Title: Chief Executive Officer and Chairman of the Board